Marin Backyards

Profit and Loss
January - December 2023

	TOTAL
Income	
Discounts given	-122,508.91
Sales	163,945.26
Sales of Product Income	765,211.98
Shipping Income	1,717.33
Total Income	**$808,365.66**
Cost of Goods Sold	
Cost of Goods Sold	372,539.26
Inventory Shrinkage	-24,983.45
Purchases	4,475.93
Shipping	65,874.18
Total Cost of Goods Sold	**$417,905.92**
GROSS PROFIT	**$390,459.74**
Expenses	
Advertising & Marketing	27,898.72
Auto Expense	335.78
Auto Registration	1,850.75
Gas & Oil	12,969.09
Maintenance and Repairs	1,073.25
Total Auto Expense	**16,228.87**
Bank & Merchant Fees	3.41
Merchant Fees	7,030.31
QuickBooks Payments Fees	19,831.97
Total Bank & Merchant Fees	**26,865.69**
Bank Charges	1,287.10
Casual labor	2,683.00
Contractors	123,871.49
Donations	1,230.00
Equipment Rental	8,452.02
Ford Lease Payment	6,699.20
Insurance	11,542.61
Interest Paid	1,465.32
Job Supplies	6,398.00
Legal & Professional Services	2,150.00
Accounting	4,845.00
Total Legal & Professional Services	**6,995.00**
Meals & Entertainment	6,604.60
Office Supplies & Software	10,277.19
Parking & Tolls	2,114.94
Rent & Lease	96,312.12
Repairs & Maintenance	5,028.89

	TOTAL
Taxes & Licenses	752.34
Telephone	4,600.80
Travel	3,359.09
Uncategorized Expense	9.25
Utilities	12,248.47
Total Expenses	**$382,924.71**
NET OPERATING INCOME	**$7,535.03**
Other Income	
Credit Card Rewards	242.00
Total Other Income	**$242.00**
Other Expenses	
Ticket	87.00
Total Other Expenses	**$87.00**
NET OTHER INCOME	**$155.00**
NET INCOME	**$7,690.03**

Marin Backyards

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 0408 (0408)	10,536.14
Cash on hand	2,710.66
Chase Checking	-1,359.54
Paypal Bank	-20.45
QuickBooks Debit Card	30.63
Total Bank Accounts	**$11,897.44**
Accounts Receivable	
Accounts Receivable (A/R)	1,249.28
Total Accounts Receivable	**$1,249.28**
Other Current Assets	
Inventory Asset	33,853.19
Undeposited Funds	217.41
Total Other Current Assets	**$34,070.60**
Total Current Assets	**$47,217.32**
Fixed Assets	
Ford Transit Cargo Van	60,742.68
Total Fixed Assets	**$60,742.68**
Other Assets	
Security Deposit	6,275.00
Total Other Assets	**$6,275.00**
TOTAL ASSETS	**$114,235.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,545.25
Total Accounts Payable	**$9,545.25**
Credit Cards	
AMEX BUSINESS	43,316.13
B of A Credit Line - 6289	850.00
BofA Credit Card - 4955	8,706.75
Cap One Credit card (7692)	372.40

Marin Backyards

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$53,245.28**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	13,254.22
Out Of Scope Agency Payable	-0.01
Quickbooks Loan	12,170.34
Shopify Loan	15,887.05
Total Other Current Liabilities	**$41,311.60**
Total Current Liabilities	**$104,102.13**
Long-Term Liabilities	
Ford Cargo Van Loan	45,534.76
Total Long-Term Liabilities	**$45,534.76**
Total Liabilities	**$149,636.89**
Equity	
Opening Balance Equity	0.00
Owner's Investment	114,293.73
Owner's Pay & Personal Expenses	-166,939.81
Retained Earnings	9,554.16
Net Income	7,690.03
Total Equity	**$ -35,401.89**
TOTAL LIABILITIES AND EQUITY	**$114,235.00**

<p style="text-align:center"># Marin Backyards</p>

<p style="text-align:center">## Statement of Cash Flows</p>

<p style="text-align:center">### January - December 2023</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	7,690.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	849.74
Inventory Asset	20,178.20
Accounts Payable (A/P)	-6,064.67
AMEX BUSINESS	17,950.09
B of A Credit Line - 6289	850.00
BofA Credit Card - 4955	8,706.75
Cap One Credit card (7692)	-11,677.24
California Department of Tax and Fee Administration Payable	316.55
Out Of Scope Agency Payable	-0.01
Quickbooks Loan	12,170.34
Shopify Loan	-11,137.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,142.53**
Net cash provided by operating activities	**$39,832.56**
INVESTING ACTIVITIES	
Ford Transit Cargo Van	-60,242.68
Net cash provided by investing activities	**$ -60,242.68**
FINANCING ACTIVITIES	
Ford Cargo Van Loan	45,534.76
Opening Balance Equity	0.00
Owner's Investment	-18,019.96
Owner's Pay & Personal Expenses	-98,946.88
Net cash provided by financing activities	**$ -71,432.08**
NET CASH INCREASE FOR PERIOD	**$ -91,842.20**
Cash at beginning of period	103,957.05
CASH AT END OF PERIOD	**$12,114.85**